UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

PASSUR AEROSPACE, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

585145105
(CUSIP Number)

Robert M. Stafford
275 Battery Street, Suite 200
San Francisco, CA 94111
415-987-7505
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 585145105
1	Names of reporting persons Robert M. Stafford

2	Check the appropriate box if a member of a group (a) ☐ (b) ☒

3	SEC use only

4	Source of funds PF (See Item 3)

5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 388,900 (1)

	8	Shared voting power 0

	9	Sole dispositive power 388,900 (1)

	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 388,900 (1)

12	Check if the aggregate amount in Row (11) excludes certain shares ☐

13	Percent of class represented by amount in Row (11) 5.1% (2)

14	Type of reporting person IN

(1)
Includes (i) options to purchase 24,000 shares of Common Stock that are vested and exercisable as of the date of this Schedule 13D, (ii) 250,000 shares of Common Stock held by Pacific Asset Partners, a California limited partnership (the "Partnership"), of which the Reporting Person is the general partner, and (iii) 111,000 shares of Common Stock held by the Stafford Family Trust, a trusts for the benefit of the Reporting Person's children and grandchildren (the "Trust"), of which the Reporting Person is a co-trustee.  As the general partner of the Partnership and a co-trustee of the Trust, the Reporting Person has sole voting and dispositive power over the shares of Common Stock held by the Partnership and the Trust, respectively.

(2)
The percentages specified herein and in the rest of this Schedule 13D are calculated based on 7,696,091 shares of Common Stock issued and outstanding as of October 31, 2017, as reported in the Annual Report on Form 10-K filed by the Issuer on February 13, 2018.

ITEM 1.  Security and Issuer

This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.01 (the "Common Stock"), of PASSUR Aerospace, Inc. (the "Issuer").  The address of the principal executive offices of the Issuer is One Landmark Square, Suite 1900, Stamford, Connecticut 06901.

ITEM 2.  Identity and Background

(a) This Schedule 13D is filed by or on behalf of Robert M. Stafford (the "Reporting Person").
(b) The address of the Reporting Person's principal office is 275 Battery Street, Suite 200, San Francisco, CA 94111.

(c) The Reporting Person's principal occupation is Chairman and Chief Executive Officer of Stafford Capital Management and Managing Partner of Pacific Management Ltd.  The Reporting Person is the general partner of Pacific Asset Partners, a California limited partnership (the "Partnership"), and a co-trustee of the Stafford Family Trust, a trusts for the benefit of the Reporting Person's children and grandchildren (the "Trust").  The Reporting Person also serves as a member of the Board of Directors of the Issuer (the "Board").

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person beneficially owns in the aggregate 388,900 shares of Common Stock, including 111,000 shares of Common Stock held by the Trust and 250,000 shares of Common Stock held by the Partnership.

The Reporting Person acquired, directly and through the Trust, 3,900 and 48,500 shares of Common Stock, respectively, in a series of open market purchases in 2010 and 2011, at the then current market prices, for an aggregate purchase price of approximately $147,168.  The Reporting Person funded these purchases from his personal funds.  The Trust funded these purchases from the cash held in the Trust.

The Reporting Person acquired, through the Trust and the Partnership, additional 62,500 and 250,000 shares of Common Stock, respectively, in connection with the Issuer's private placement completed on May 9, 2011, for an aggregate purchase price of approximately $1,250,000.  The Trust funded this purchase from the cash held in the Trust, and the Partnership funded this purchase using cash on hand.  As the general partner of the Partnership and a co-trustee of the Trust, the Reporting Person has sole voting and dispositive power over the shares of Common Stock held by the Partnership and the Trust, respectively.

In addition, on June 19, 2013, the Issuer granted the Reporting Person options to purchase 30,000 shares of Common Stock, at an exercise price of $2.73 per share.  As of the date of this Schedule 13D, options to purchase 24,000 shares of Common Stock have vested and are exercisable by the Reporting Person.

ITEM 4.  Purpose of Transaction.

The Reporting Person acquired beneficial ownership of the shares of Common Stock as described in Item 3 above.

Subject to all applicable securities law restrictions, the Reporting Person may acquire additional shares of Common Stock or dispose of shares of Common Stock from time to time, in the open market, in privately negotiated transactions with third parties or otherwise, subject to and depending upon prevailing market conditions for such securities.

The Reporting Person has no current plans or proposals that relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

(a)-(b)           The Reporting Person beneficially owns, and has sole voting and dispositive power over, 388,900 shares of Common Stock, representing approximately 5.1% of the total number of issued and outstanding shares of Common Stock.
(c) There have been no transactions in shares of Common Stock effected by the Reporting Person in the last sixty days.
(d) The beneficiaries of the Trust and the limited partners of the Partnership have the right to receive the economic benefit of any dividends paid with respect to, or the proceeds from the sale of, the shares of Common Stock held in the Trust and the Partnership, respectively.  Except as set forth above, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.
(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018	/s/ Robert M. Stafford
Robert M. Stafford